Exhibit 23

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements:

1)
Registration Statement (Form S-8 No. 333-171113) dated December 10, 2010 pertaining to the 2001 Stock Option and Incentive Award Plan, as Amended and Restated, and Aaron’s, Inc. Employees Retirement Plan and Trust, as Amended and Restated, and

2)	Registration Statement (Form S-8 No. 333- 204014) dated May 8, 2015 pertaining to the Aaron’s, Inc. 2015 Equity and Incentive Plan;

of our reports dated March 1, 2018, with respect to the consolidated financial statements of Aaron’s, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Aaron’s, Inc. and subsidiaries included in this Annual Report (Form 10-K) of Aaron’s, Inc. and subsidiaries for the year ended December 31, 2017.
/s/ Ernst & Young LLP
Atlanta, Georgia
March 1, 2018